UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended JUNE 25, 2013	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Address of principal executive offices)

Wayne Musselman
Phone: (514) 939-3477
Fax: (514) 939-2042
4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Interim Condensed Consolidated Financial Statements for the Period Ended April 30, 2013

99.2	Management's Discussion and Analysis for the Period Ended April 30, 2013

99.3	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CFO

99.5	News Release Dated June 25, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.
(Registrant)

Date: June 25, 2013	By:	/s/ Wayne Musselman
Wayne Musselman

	Title:	Director